January 16, 2009

Ms. Anne Nguyen Parker

Branch Chief, Division of Corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

U. S. A.

Re:	Mitsui & Co., Ltd. Form 20-F for the fiscal year ended March 31, 2008 File No. 0-9929

Dear Ms. Parker:

This is in response to your comment letter dated December 5, 2008, relating to our annual report on Form 20-F for our fiscal year ended March 31, 2008 (the “FYE 2008 20-F”).

We have attached as Appendix 1 to 5 to this letter a copy of the relevant pages of the FYE 2008 20-F marked to show the revised disclosure which we have prepared in response to the staff’s comment nos. 3 to 7 and no. 10 indicated below and which we intend to include in our future Form 20-F annual reports.

In our response to the staff’s comment #6, we respectfully advise the staff that we will provide additional response to the staff when it becomes ready.

Set forth below are our responses to the comments of the staff of the Securities and Exchange Commission in your letter. For your convenience, we have included the text of your comments below and have keyed our responses accordingly.

General

Your Comment #1

You state on page 20 of your Form 20-F that you “conduct business with customers in various countries including Iran, Sudan, Cuba and Syria.” As you know, those countries are identified by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please provide us with reasonably detailed information, updated to reflect developments since our last comments on your contacts with Iran and Sudan, regarding the dollar amounts of financings you have arranged for industrial projects in Iran; the nature of those projects; the dollar value of your sole asset in Iran and the number of people it employs; the types of chemical raw materials you have arranged to be sold into Sudan; and the nature and extent of any other past, current or anticipated direct or indirect contacts with Iran and Sudan. In addition, please describe to us in reasonable detail the nature and extent of your past, current, and anticipated business contacts with Cuba and Syria, whether through direct or indirect arrangements. Your response should describe in reasonable detail any funds, products, or services you have provided into Cuba and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Response

1.	The dollar amounts of financings Mitsui has arranged for industrial projects in Iran and the nature of the projects

Please refer to our response letters dated November 30, 2006 and September 26, 2006. There is no industrial project in Iran for which we acted as agent for arranging financing from export credit agency since our responses set forth in these letters.

2.	The dollar value of Mitsui’s sole asset in Iran and the number of people it employs

The value of our sole asset, Mitsui & Co., Iran, Ltd., a wholly-owned subsidiary, and the number of people it employs as of March 31, 2008 are JPY 0.5 billion (US$5 million) and 42, respectively.

3.	The types of chemical raw materials Mitsui has arranged to be sold into Sudan

The chemical raw materials we have arranged to be sold into Sudan are urethane raw materials used for the production of polyurethane foams (which may be used in numerous ways, including behind upholstery fabrics in furniture, inside walls of certain fridges and freezers, and in connection with thermal insulation in the construction sector). Such products were sold to private Sudanese corporations totally unrelated to the government of Sudan.

4.	The nature and extent of any other past, current or anticipated direct or indirect contacts with Iran and Sudan

Iran

As discussed in our prior response letters, our Iran-related operations include business activities in which we act as agent for Japanese companies and assist them with various aspects of entering into and completing industrial projects in Iran. Such assistance includes collection of relevant information and administrative support for them to conclude contracts. In addition, we have arranged financings provided by export credit agencies for the principals of industrial projects in Iran.

We purchase crude oil, oil products and petrochemical products from Iranian entities and sell them in Japan and elsewhere as principal.

We also engage in limited investment activities in companies that do business in Iran. These investments are not, individually or in the aggregate, material to our consolidated results of operations and financial condition. To the best of our knowledge, our only significant investment exposures to companies that do business in Iran are as follows:

•

We hold a 0.38% direct interest and a 7.49% indirect interest in INPEX Corporation, a publicly traded Japanese company engaged in the exploration, development, production and sale of crude oil and natural gas. Our indirect interest in INPEX is held through our 53.03% subsidiary, Mitsui Oil Exploration Co., Ltd., a Japanese company. Until late 2004, INPEX was controlled by Japan National Oil Corporation, a company under the control of the Japanese government, and the Japanese government continues to maintain a degree of control over INPEX following its listing on the Tokyo Stock Exchange in November 2004. In February 2004, while still under the direct control of Japan National Oil Corporation, INPEX entered into an agreement with National Iranian Oil Company to develop the Azadegan field in Iran. We do not intend to, seek to, nor do we have the power to, influence the future development of the Azadegan field.

•

We hold a 22.70% equity interest in Toyo Engineering Corporation, a publicly traded Japanese engineering company. As a part of its global engineering activities, Toyo Engineering Corporation has been participating as a contractor in the construction of various industrial projects in Iran.

Although there is a possibility that we may broaden our business activities in Iran in the future, we currently have no plans to significantly expand our Iran-related operations and would carefully consider the commercial and other risks inherent in such transactions before expanding our activities as principal in order to manage those risks as we seek to avoid transactions that may result in material losses to our company or risks to our shareholders.

Sudan

For the years ended March 31, 2005 and 2006, we recorded revenues from sales to Sudanese parties of steel products, such as stainless tubes for oil piping and chemicals such as urethanes and also from purchase from Sudanese parties of food products. The only remaining business with Sudanese entities since then has been the sale of urethanes as mentioned hereinabove. Revenues from such activities for the years ended March 31, 2007 and March 31, 2008 are JPY 5 million (US$ 50 thousand) and JPY 0.4 million (US$ 4 thousand) respectively, which are insignificant compared to our entire business activities world-wide.

5.	The nature and extent of Mitsui’s past, current, and anticipated direct or indirect business contacts with Cuba and Syria in reasonable detail including explanation regarding any funds, products, or services Mitsui has provided into Cuba and Syria, directly and indirectly, and any agreements, commercial arrangements, or other contacts Mitsui has had with the governments of those countries or entities controlled by those governments

We are engaged in limited amount of sales of chemical products such as urethanes used for the production of polyurethane foams and agrochemicals (insecticides) as well as sundry goods such as photographic film and medical equipment to non-governmental private entities in Syria.

We had no sales transaction with Cuba for the fiscal years ended March 31, 2007 and 2008 while we had a small amount of sales of bathroom paraphernalia to a non-governmental entity in Cuba for the fiscal year ended March 31, 2006.

We do not have any assets or employees located in Syria as well as in Cuba due to extremely low activity. We do not expect to significantly expand our activities with either of these countries in the foreseeable future.

Your Comment #2

Please discuss the materiality of any contacts described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You[r] response should include a discussion of materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with Cuba, Iran, Sudan or Syria.

Response

Our activities with customers in Iran, Sudan, Cuba and Syria are insignificant to our consolidated financial condition and results of operations (less than 1% of our consolidated revenues, gross profit and assets for the years ended March 31, 2006, 2007 and 2008) and we do not believe that our operations in those countries constitute a material investment risk for our shareholders.

Other than Iran-related business, we do not have operations that involve contracts with or provision of supplies or service to the governments, the government-owned entities or any projects commissioned by the governments. Furthermore, we do not have any assets in those three countries, i.e. Sudan, Cuba and Syria. As stated in our response letter dated September 26, 2006, we acted as agent for arranging export credit facilities for the industrial projects in Iran, the borrower of which is National Petrochemical Corporation, a 100% Iranian government-owned company.

We are not engaged in the business of owning rights to oil blocks; exporting, extracting, producing, refining, processing, exploring for, transporting oil; constructing, maintaining, or operating a pipeline, refinery, or other oil-field infrastructure; mineral-extracting activities; or power production and/or providing activities in Iran, Sudan, Cuba and Syria.

We would like to note that we have internal procedures to ensure compliance with the licensing and other requirements of Japanese regulations with respect to export of products for military use and/or dual use to certain countries including the aforementioned four countries, and we continuously pay attention to compliance with the relevant regulations of other countries, when they may apply, which include the Export Administration Regulations of the U.S. Department of Commerce as well as other relevant U.S. regulations.

Although we consider our reputation and share value to be determined largely by others and therefore outside of our direct control, we are mindful, as we believe other companies are, that our actions and business activities and the businesses in which we engage may impact our reputation and share value. Information regarding business activities with Iran, Sudan, Cuba and Syria forms part of the “mosaic” of publicly available information regarding our business and our financial condition and results of operations. In general, it is difficult for us to determine, quantitatively or qualitatively, the impact on our reputation or share value of any particular aspect of this “mosaic”. Nevertheless, we do not believe that our reputation or share value has been materially adversely affected by our business operations in those countries and consequently we continue to confirm our previous conclusion that the operations do not constitute a material investment risk for our security holders.

Mining Engineering Comments

South Walker, Page 67

Your Comment #3

Please note that the common definition for the term “reserve base” includes the aggregate of sub-economic and/or uneconomic coal with economic coal. In addition to replacing the term “reserve base” with the word “reserves,” supplementally certify that no sub-economic coal is included within your reserve estimates in this document.

Response

We supplementally confirm that no sub-economic coal is included within our reserve estimates in our FYE 2008 20-F.

For your reference, we have attached as Appendix 1 to this letter an excerpt from the FYE 2008 20-F in which we have deleted the whole sentence that included the term “reserve base” in order to avoid any misunderstanding.

Production Tonnage, Page 68

Your Comment #4

Please clarify the relationship of Pannawonica mine to the Mesa J mine in your filing.

Response

The Pannawonica mine is composed of Mesa J, a producing mine, and some other adjacent mines. For your reference, we have attached as Appendix 2 and 3 to this letter excerpts from the FYE 2008 20-F in which we have added notes under the tables for iron ore production and reserves explaining the relationship of the Pannawonica mine and the Mesa J mine.

Reserve Tonnage, Page 70

Your Comment #5

Please disclose the average reserve iron content, the Robe River mine cutoff grades, and include as a footnote to the iron ore prices used to estimate all your reserves, based on the three year historical average.

Response

For your reference, we have attached as Appendix 3 to this letter an excerpt from the FYE 2008 20-F in which we have added average reserve iron content in the reserve tables and information on the iron ore prices used to estimate our reserves as a footnote to those tables.

Given our status as a non-operator, we believe that the reserves information referred to in our Form 20-F should precisely reflect the disclosures in the Form 20-Fs of our joint-venture partners which are actually operators. We contacted Rio Tinto Ltd. and BHP Billiton Ltd., which are the operators in the specific joint-ventures, to reconcile the method of presentation, but were not able to obtain relevant information nor their acceptance in disclosing data which has not been disclosed in their respective Form 20-Fs. Accordingly, we are not able to disclose any details in regards to the Robe River mine cutoff grades or the definitive iron ore prices used to estimate our reserves of Mt. Whaleback, Marillana Creek, Northern and Area C mines.

Coal, Page 71

Your Comment #6

In your reserve tables, disclose whether your coal reserves are thermal or metallurgical quality, and the average heat and sulfur content, i.e. BTU’s per pound and % sulfur.

Response

For your reference, we have attached as Appendix 3 to this letter an excerpt from the FYE 2008 20-F in which we have added whether our coal reserves are thermal or metallurgical quality, the average heat and sulfur content. Due to the same reason as explained in our response to your comment #5, we are contacting BHP Billiton Ltd. and Anglo American Plc. to reconcile the method of presentation, but have not had conclusion yet. When it becomes ready, we will provide additional response to the staff as to disclosure of the average heat and sulfur content of our coal reserves regarding the joint-ventures with them.

Valepar, S.A., Page 72

Your Comment #7

Please disclose the average iron content of your Vale consolidated reserves.

Response

For your reference, we have attached as Appendix 4 to this letter an excerpt from the FYE 2008 20-F in which we have added the average reserve iron content of our Vale consolidated reserves.

Petroleum Engineering Comments

General

Your Comment #8

Please tell us if all your proved reserves are scheduled to be produced before the expiration of the appropriate production sharing contracts. If not, please describe the circumstances when they extend past the terms of the contract and why you believe they still represent proved reserves.

Response

We confirm that all of our proved reserves to be recovered through the production sharing contracts are currently scheduled to be produced before the expiration of the appropriated contracts.

Your Comment #9

Please tell us if any of your undeveloped oil reserves are dependent on waterflooding or any other improved recovery techniques. If so, please tell us the basis for attributing proved reserves to them and, if they represent a significant percentage of your proved reserves expand your disclosure to include this information.

Response

Some of our undeveloped oil reserves are dependent on improved recovery techniques. We attributed proved reserves to them because improved recovery techniques were proved effective by actual tests in the area and in the same reservoir. They represent approximately 1% of our total proved reserves, which we believe is insignificant.

Risk Factors, page 7

Our business in exploration, development and production of mineral resources and oil and gas…., page 10

Your Comment #10

You state that reserve replacement, on which future production will depend, may not be successfully implemented due to uncertainties such as failures in exploration or negotiations for acquisitions. Risk factors should be as specific to you as possible. Since you divested over 50% of your proved reserves in 2007 you not only did not replace production but your reduced your reserves by almost seven times your 2007 production volumes. As this also significantly impacts reserve replacement you should expand your disclosure to include this information in the risk factor.

Response

For your reference, we have attached as Appendix 5 to this letter an excerpt from the FYE 2008 20-F in which we have revised the risk factor regarding reserve replacement.

The reduction in proved reserve is due mainly to the transfer of our interest in Sakhalin II project as stated in the footnote (5) of Table 4. “PROVED RESERVE QUANTITY INFORMATION” of “SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED).” The divestment was based on our own business decision-making and brought us proceeds of US$1.8625 billion, an amount which we determined is equivalent to the fair value of the divested interest. We therefore believe that the divestment does not constitute a risk factor despite the fact that it caused the significant decrease of the proved reserves. By the same token, we believe uncertainty as to whether negotiations for acquisitions of known reserves are not concluded successfully with their owners should not have been referred to in this risk factor. We thus intend to remove the reference to “failures in negotiations for acquisitions” in our future Form 20-Fs.

Energy Segment page 36

Oceania, page 39

Your Comment #11

You indicate that one of the major production wells in Enfield Oil Field experienced sand production and early water breakthrough. And the same problem in other wells has reduced the production rate from the field from 47,000 barrels of oil per day to 29,000 barrels of oil per day in the first quarter of 2008. Please tell us the amount of proved reserves you attributed to this field at the start-up of production and if you have reduced the proved reserve estimate since then due to the lower production rates. If so, please tell us the amount of reserves that you now attribute to this field. If you have not reduced the proved reserves please tell us the reasons for not doing so and provide us with a production graph of oil, water and natural gas production over time for the Enfield Oil Field.

Response

The proved reserves we attributed to the Enfield Oil Field at the end of December 2005 were 38.6 million barrels. After the start-up of oil production in July 2006, we significantly reduced the proved reserve estimate based on development drilling results and multi-disciplinary field studies conducted during 2006. The latest estimate on the amount of reserves that we attributed to this field was 21.6 million barrels at the end of December 2007. Please note that these amounts of reserves are shown on an ultimate recovery basis and represent only our proportionate share of interest.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact Katsurao Yoshimori, General Manager, at 81-3-3285-7533 or k.yoshimori@mitsui.com, or in his absence, Masao Kurihara, Senior Manager at 81-3-3285-7784 or ma.kurihara@mitsui.com. We greatly appreciate your kind understanding in this matter.

Sincerely,

/s/ Junichi Matsumoto
Junichi Matsumoto
Executive Vice President and Chief Financial Officer

cc:	George K. Schuler

James Murphy

Norman Gholson

(Division of Corporate Finance

Securities and Exchange Commission)

Izumi Akai

Yoichiro Taniguchi

Vijay Iyer

(Sullivan & Cromwell LLP)

The following appendices are excerpts from the FYE 2008 20-F in which we have revised the underlined items.

[Appendix 1]

COAL

Name of Joint Venture or Investee

Entity by which Mitsui Participates in the Mining Activity and its Ownership Interest

Area of Mining Operation (Region, State, Country)

BHP Mitsui Coal Pty. Ltd.

BHP Mitsui Coal Pty. Ltd. (20%)

Queensland, Australia

South Walker Creek	The joint venture commissioned Riverside in 1983, and its reserves were depleted in March 2005. South Walker Creek became operational in 1998. It produces pulverized coal injection fuel and minor quantities of by- product energy coal. South Walker Creek has a production capacity of four million tons per year. [Deleted] BHP Mitsui Coal holds undeveloped leases in the Bowen Basin.

Poitrel	The mine was commissioned during the December 2006 quarter. The mine has a production capacity of 3.0 million tons per annual of metallurgical and PCI coals.

[Appendix 2]

Production Tonnage

IRON ORE

Production tonnage figures in the table below represent those of marketable products as tonnage after accounting for extraction and beneficiation losses.

			In Thousands of Tons
			Year Ended March 31,
			2008		2007		2006
Joint Venture or Investee and Name of Mines	Mitsui’s Subsidiary or Associated Company	Location	Total Production	Mitsui’s Share	Total Production	Mitsui’s Share	Total Production	Mitsui’s Share
Robe River Iron Associates	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia

Pannawonica(1)			26,132	8,624	28,960	9,557	30,129	9943

West Angelas			26,756	8,829	24,866	8,206	21,149	6,979

Mt. Newman Joint Venture	Mitsui Itochu Iron Pty. Ltd.	Pilbara Region, Western Australia

Mt. Whaleback(2)			42,808	2,997	39,828	2,788	36,021	2,521

Yandi Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia

Marillana Creek			46,253	3,238	40,872	2,861	40,335	2,823

Mt. Goldsworthy Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia

Northern (Yarrie) (Nimingarra)			1,041	73	3,341	234	7,089	496

Area C			27,744	1,942	24,011	1,681	20,471	1,433

Sesa Goa Limited(3)	Sesa Goa Limited	India

Codli, Sonshi		Goa	—	—	4,125	2,104	3,998	2,039

Chitradurga, Hospet		Karnataka	—	—	1,433	736	1,578	805

		TOTAL	170,734	25,703	167,446	28,167	160,770	27,039

(1)	The Pannawonica mine is composed of Mesa J, a producing mine, and some other adjacent mines.
(2)	“Name of Mines” indicates the names of principal producing mines.
(3)	We sold our whole stake in Sesa Goa Limited in April 2007.

COAL

Production tonnage figures in the table below represent those of marketable products as tonnage after accounting for extraction and beneficiation losses.

			In Thousands of Tons
			Year Ended March 31,
			2008		2007		2006
Joint Venture or Investee and Name of Mines	Mitsui’s Subsidiary or Associated Company	Location	Total Production	Mitsui’s Share	Total Production	Mitsui’s Share	Total Production	Mitsui’s Share
BHP Mitsui Coal Pty. Ltd.	BHP Mitsui Coal Pty. Ltd.	Queensland, Australia
Riverside			—	—	—	—	2,384	477
South Walker Creek			3,422	684	3,049	610	3,273	655
Poitrel			1,438	288	373	75	—	—
Bengalla Joint Venture	Mitsui Coal Holdings Pty. Ltd.	New South Wales, Australia	5,155	516	5,544	554	5,965	596
Kestrel Joint Venture	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	3,621	724	3,592	718	3,720	744
Dawson Joint Venture (formerly “Moura Joint Venture”)	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	5,984	2,932	6,903	3,382	6,200	3,038
German Creek Joint Venture	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	5,880	1,764	4,522	1,357	5,086	1,526

		TOTAL	25,500	6,908	23,983	6,696	26,628	7,036

[Appendix 3]

Reserve Tonnage

IRON ORE

Reserves of iron ore classified according to operator are presented in the tables below.

Operator: Rio Tinto Ltd.(1)(2)(3)

Reserves as disclosed by Rio Tinto Ltd. consist of proved and probable reserves.

In Millions of Tons
Year Ended December 31,
				2007			2006		2005
Joint Venture or Investee and Name of Mines	Mitsui’s Subsidiary or Associated Company	Location	Type of Mine	Total Reserve	Fe Basis (%)	Mitsui’s Share	Total Reserve	Mitsui’s Share	Total Reserve	Mitsui’s Share
Robe River Iron Associates	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia
Pannawonica(4)(5)			Open pit Stockpile	288 16	57.2 56.9	95 5	327 17	108 6	287 16	95 5
West Angelas(4)			Open pit Stockpile	385 6	61.8 59.3	127 2	403 6	133 2	393 1	130 0

(1)	Iron ore reserves are shown as recoverable reserves of saleable product after accounting for all mining and processing losses. Mill recoveries are not shown.
(2)	Reserves of Robe River Iron Associates indicate reserves as of the end of December 2007, 2006 and 2005.
(3)	Iron ore price (based on a three year average historical price to 30 June 2007) used to test whether the reported reserve estimates could be economically extracted was Australian benchmark price (fines) - US$0.61 per dry metric ton unit.
(4)	Stockpile components of reserves are included.
(5)	The Pannawonica mine is composed of Mesa J, a producing mine, and some other adjacent mines.

Operator: BHP Billiton Ltd.(1)(2)(3)(4)(5)(6)(7)(8)

Reserve amounts of Mt. Newman, Yandi and Mt. Goldsworthy consist of proved and probable reserves.

				In Millions of Tons
				Year Ended June 30,
				2007			2006		2005
Joint Venture or Investee and Name of Mines	Mitsui’s Subsidiary or Associated Company	Location	Ore Type	Total Reserve	Fe Basis (%)	Mitsui’s Share	Total Reserve	Mitsui’s Share	Total Reserve	Mitsui’s Share
Mt. Newman Joint Venture	Mitsui Itochu Iron Pty. Ltd.	Pilbara Region, Western Australia
Mt. Whaleback(9)			BKM MM	780 67	62.6 62.2	55 5	733 66	51 5	768 68	54 5

Yandi Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia
Marillana Creek			CID	913	57.5	64	848	59	860	60

Mt. Goldsworthy Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia
Northern (Yarrie) (Nimingarra)			NIM	3	59.9	0	7	0	14	1
Area C			MM	418	61.9	29	442	31	474	33

(1)	Metallurgical recoveries for the operations are 100% except for Mt. Newman Joint Venture for which metallurgical recovery is 92%.
(2)	For Mt. Newman, Mt. Goldsworthy and Yandi joint ventures tonnages represent wet tons based on the following moisture contents: BKM - 3%, MM - 4%, CID - 8%, NIM - 3.5%. Iron ore is marketed as Lump (direct blast furnace feed) and Fines (sinter plant feed).
(3)	The reserves are divided into joint ventures and material types that reflect the various products produced. The West Australian ore types are classified as per the host Archaean or Proterozoic banded iron formations. Ore types are BKM – Brockman, MM – Marra Mamba, NIM – Nimingarra, CID – Channel Iron Deposit.
(4)	Mining dilution and mining recovery (in general around 95%) has been taken into account in the estimation of reserves.
(5)	Changes to the reserves as of 2007 compared to 2006 are due to mining depletion, new models and/or reclassification for the Mt. Newman JV Whaleback, OB24 Far West, OB25 Pit 3 and OB18 deposits; Yandi JV Central 2 and 5, Eastern 1, 3, 5 and 6 deposits; Area C E and F Deposits.
(6)	Cut-off grades used to estimate reserves: Mt. Newman 50–62%Fe for BKM, 60%Fe for MM; Mt. Goldsworthy 58%Fe for NIM, 57%Fe for MM; Yandi 56%Fe for CID.
(7)	Reserves provided in the table above indicate reserves as of the end of June 2007, 2006 and 2005.
(8)	Reserves provided in the table above do not exceed the quantities that we estimate could be extracted economically if future prices were at similar levels to long-term contracted prices.
(9)	“Name of Mines” indicates the names of principal producing mines.

COAL

In the table below, coal reserves are shown as marketable reserves, which are tonnage after accounting for extraction and processing and preparation losses.

Operator: BHP Billiton Ltd.(1)(2)

			In Millions of Tons
			Year Ended June 30,
			2007				2006		2005
Joint Venture or Investee and Name of Mines	Mitsui’s Subsidiary or Associated Company	Location	Coal Type	Total Reserve	Sulphur Content (%)	Mitsui’s Share	Total Reserve	Mitsui’s Share	Total Reserve	Mitsui’s Share
BHP Mitsui Coal Pty. Ltd.	BHP Mitsui Coal Pty. Ltd.	Queensland, Australia
South Walker Creek			Met/Th	35	0.37	7	34	7	45	9
Poitrel			Met/Th	51	0.36	10	—	—	—	—

(1)	Reserves provided in the table above indicate reserves as of the end of June 2007, 2006 and 2005. Poitrel mine commenced production in November 2006.
(2)	Coal Types are Met – metallurgical coal and Th – thermal coal.

Operator: Rio Tinto Ltd.(1)(2)

			In Millions of Tons
			Year Ended December 31,
			2007					2006		2005
Joint Venture or Investee and Name of Mines	Mitsui’s Subsidiary or Associated Company	Location	Coal Type	Total Reserve	Calorific Value (MJ/kg)	Sulphur Content (%)	Mitsui’s Share	Total Reserve	Mitsui’s Share	Total Reserve	Mitsui’s Share
Bengalla Joint Venture	Mitsui Coal Holdings Pty. Ltd.	New South Wales, Australia	Th	137	28.21	0.47	14	150	15	155	16
Kestrel Joint Venture	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	Met/Th	136	31.60	0.59	27	112	22	116	23

(1)	Reserves provided in the table above indicate reserves as of the end of December 2007, 2006 and 2005.
(2)	Coal Types are Met – metallurgical coal and Th – thermal coal.

Operator: Anglo American Plc.(1)(2)

			In Millions of Tons
			Year Ended December 31,
			2007			2006		2005
Joint Venture or Investee and Name of Mines	Mitsui’s Subsidiary or Associated Company	Location	Coal Type	Total Reserve	Mitsui’s Share	Total Reserve	Mitsui’s Share	Total Reserve	Mitsui’s Share
Dawson Joint Venture (formerly Moura Joint Venture)	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	Met/Th	281	138	288	141	298	146
German Creek Joint Venture (including Lake Lindsay Mine)	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	Met	140	42	168	50	177	53

(1)	Reserves provided in the table above indicate reserves as of the end of December 2007, 2006 and 2005.
(2)	Coal Types are Met – metallurgical coal and Th – thermal coal.

[Appendix 4]

We hold a 15% profit share in Valepar S.A., which held a 32.5% profit share of the common stock and preferred stock of Companhia Vale do Rio Doce (“Vale”) as of December 31, 2007. Accordingly, 4.9% (32.5% x 15%) of Vale’s production and reserve amounts are indirectly attributable to us. The following table provides iron ore production and reserve amounts for Vale, and Mitsui’s share of the production and reserve amounts of Vale.

Production Tonnage (for the year ended December 31)

Millions of Tons
2007		2006		2005
Total Production	Mitsui’s Share	Total Production	Mitsui’s Share	Total Production	Mitsui’s Share
295.9	14.4	264.2	12.9	233.9	11.9

Proven and Probable Reserves (as of December 31)

Millions of Tons
2007			2006		2005
Total Reserve	Fe Basis (%)	Mitsui’s Share	Total Reserve	Mitsui’s Share	Total Reserve	Mitsui’s Share
7,267.8	56.9	353.9	7,619.3	371.0	7,981.8	407.7

[Appendix 5]

Our businesses in exploration, development and production of mineral resources and oil and gas may not develop in line with assumed costs and schedules, and are subject to the risks associated with estimating reserves and the operating performance of third party operators.

Reflecting rising prices of mineral resources and oil and gas in recent years, exploration, development and production of mineral resources and oil and gas are gaining in importance to our operating results. Mining and oil and gas projects involve risks, for example:

•	development of projects may face schedule delays or cost overruns due to difficulties in technical conditions, procurement of materials, financial conditions and government regulations;

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reserves are estimated based on available geological, technical, contractual and economic information, therefore actual development and production may significantly differ from originally estimated reserves; and

•	explorations may not give us successful results as originally expected due to technical difficulties in estimating the likelihood of success.

We participate as a non-operator in many of these projects. Under these circumstances, we carefully consider the business potential and profitability of projects based on the information and data provided by operators, who substantially control operations of such projects, including decision-making in the course of development and production. In addition to the above-mentioned risks, operators’ failure in managing those projects may adversely affect our operating results and financial condition.

For more information, see “Mineral & Metal Resources Segment” and “Energy Segment” of “Item 4.B. Business Overview.”